Exhibit 11.2

RATIO OF EARNINGS TO FIXED CHARGES

		Year ended December 31,
	Nine months ended September 30, 2014	2013	2012	2011	2010	2009
Earnings(1)	2,042	2,902	3,480	3,409	2,393	1,507

Fixed Charges(2)	1,636	1,994	2,217	1,686	1,721	1,469

Ratio of earnings to fixed charges	1.248	1.455	1.570	2.022	1.390	1.026

(1)	Earnings is calculated by summing: (a) pre-tax income from continuing operations, (b) fixed charges (as defined below), (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) share of pre-tax losses of equity investees, and subtracting interest capitalized.
(2)	Fixed charges is calculated by adding: (a) interest costs (both expensed and capitalized, related to both continuing and discontinued operations) excluding losses recognized on early extinguishment of debt, (b) amortization of debt expense and discount or premium relating to indebtedness, whether expenses or capitalized, and (c) an estimate of the interest factor for operating leases.